The Universal Institutional Funds, Inc. - Global
Infrastructure Portfolio

Item 77I. Terms of New or Amended Securities
The Board of Directors of The Universal Institutional
Funds, Inc. (the "Board of Directors"), at a meeting duly convened and held on October 2-3, 2013, adopted resolutions which established an additional portfolio of common stock, consisting of two classes, designated as
Global Infrastructure Portfolio - Class I and Global Infrastructure Portfolio - Class II and classified 500,000,000 shares of common stock as shares of Global Infrastructure - Class I and 500,000,000 shares of common
stock as shares of Global Infrastructure - Class II.   The
terms applicable to the classes of common stock designated and classified as set forth above, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, as set by the Board of Directors, are the same as the terms of the existing classes of common stock which are set forth in the Articles of Restatement of The Universal Institutional Funds, Inc. as amended and supplemented.